Share Sale and Purchase Agreement

(Retail / Distribution Business)

S.P.I. Distribution Limited

Puma Energy Pacific Holdings Pte Ltd

77 Castlereagh Street

Sydney NSW 2000

Australia

T	+61 2 9931 4999
F	+61 2 9931 4888
Ref	CMC 34604856

Contents

Details page		i

1.	Definitions and interpretation	1

2.	Conditions	15

3.	Sale and Purchase	18

4.	Deposit	19

5.	Purchase Price and Locked Box	20

6.	Obligations before Completion	21

7.	Completion	23

8.	Post-Completion	24

9.	Employees	27

10.	Seller Warranties	30

11.	Buyer Warranties	36

12.	Restraint	37

13.	Confidentiality and announcements	37

14.	GST	39

15.	Dispute resolution	40

16.	Power of attorney	41

17.	General provisions	42

Schedule 1 – Details		46

Schedule 2 – Seller Warranties		47

Schedule 3 – Buyer Warranties		48

Schedule 4 – Completion Steps		49

Schedule 5 – Key Personnel		50

Schedule 6 – Properties		51

Schedule 7 – Material Contracts		52

Schedule 8 – Material Authorisations		53

Schedule 9 - Share Transfer Form	54

Schedule 10 – Deed of Guarantee, Release and Indemnity	55

Schedule 11 – Licence Deed	56

2

3

Details page

Seller	Party	S.P.I. Distribution Limited

	Company Number	118640B

	Address for services of notices	c/o 111 Somerset Road, #06-05 TripleOne Somerset, Singapore

	Contact person	Attention: Chief Executive Officer

	Fax	+65 68849562

	Email	michael.hession@interoil.com

Copy to InterOil Corporation	Address for services of notices	111 Somerset Road, #06-05 TripleOne Somerset, Singapore

	Contact person	Attention: General Counsel and Corporate Secretary

	Fax	+65 68849562

	Email	geoff.applegate@interoil.com

Buyer	Party	Puma Energy Pacific Holdings Pte Ltd

	Company Number	201417607N

	Address for services of notices	One Marina Boulevard, #28-00, Singapore

	Contact person	Robert Jones

	Fax	+65 6734 9448

	Email	Robert.Jones@pumaenergy.com

Copy to	Address for services of notices	5, rue de Jargonnant, CH-1207, 1204 Geneva GE, Switzerland

	Contact person	James Powell

	Fax	+41 225946901

	Email	James.Powell@trafigura.com

Share Sale and Purchase Agreement |	i

Share Sale and Purchase Agreement

Dated

Parties

1.	S.P.I. Distribution Limited (Company Number 118640B) of Harry B. Sands Lobosky, Shirley House, 50 Shirley Street, Nassau, The Bahamas (Seller).

2.	Puma Energy Pacific Holdings Pte Ltd (Company Number 201417607N) of One Marina Boulevard, #28-00, Singapore (Buyer).

Background

A.	The Seller is the registered holder and beneficial owner of the Shares.

B.	The Seller has agreed to sell and the Buyer has agreed to purchase the Shares, on the terms and conditions set out in this document.

Operative provisions

1.	Definitions and interpretation

1.1	Definitions

In this document, unless the context requires otherwise:

Accounting Standards means IFRS, consistently applied;

Accounts means the audited balance sheet of the Company as at the Accounts Date and the audited profit and loss statement and statement of cash flows of the Company for the financial year ending on the Accounts Date, together with the notes to, and reports of the directors and auditors regarding, those accounts, as contained in the Data Room under the folder reference 02. Retail & Distribution - 01. Financials - IPL FY 2013 Statutory Accounts Signed;

Accounts Date means 31 December 2013;

Agreed Cash means an amount equal to US$2,952,801, the calculation of which is set out in Schedule 17;

Agreed Exchange Rate means US$0.413 for each PNG Kina to United States Dollar;

Agreed Interest Rate means interest compounded on a monthly basis, at the rate per annum that is equal to the one month term London Interbank Offered Rate (LIBOR) for USD deposits, as published in London by the Financial Times or if not published, then by The Wall Street Journal, plus 4.0 percentage points, applicable on the first Business Day prior to the due date of payment and thereafter on the first Business Day of each succeeding calendar month. If such rate is contrary to any applicable usury law, the rate of interest to be charged shall be the maximum rate permitted by such applicable law.

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Approved Financial Institution means ANZ, Singapore or such other financial institution as may be agreed by the parties;

Assets means the material fixtures and fittings located on the Properties which are necessary for the operation of the Business;

Associate has the same meaning as in sections 10-17 of the Corporations Act 2001 (Cwlth).

Authorisation means any approval, licence, consent, authority or permit, planning consents, land use rights, natural resource use rights or other approvals, including all relevant conditions and restrictions.

Business means the wholesale and retail distribution and sale of refined petroleum products domestically in Papua New Guinea, as it is presently being conducted by the Company.

Business Day means a day that is not a Saturday, Sunday, public holiday or bank holiday in Singapore or Port Moresby, Papua New Guinea or New York City, New York;

Business Intellectual Property means all material Intellectual Property Rights used in the Business.

Buyer Executive means each of Robert Jones, Jeremy Tan, Matthew Enston, Charles Wright, Michael Holbrook, Ray Taylor, Toni Weber, Andrei Makarov, Graham Body, Joe Siklic, Lasse Madsen, Peter John, Emma Walton Michael Mullins, Tim Rogers, Norman McComb, Matthew O’Brien and Phil Schultz;

Buyer Group means the Buyer and each of its Related Bodies Corporate (including from Completion, the Company) and Buyer Group Member means any member of the Buyer Group;

Buyer Warranties means the representations and warranties in Schedule 3;

Cash means, in respect of the Company, the aggregate amount of any cash on hand or credited to an account with a bank or other financial institution and cash equivalents to which the Company is beneficially entitled:

(a)	plus all cheques and payment orders received by the Company from third parties but not cashed;

(b)	plus the aggregate amount of all outstanding deposits received by the Company;

(c)	less all cheques and payment orders written or made by the Company but not cashed by third parties; and

(d)	any other bank reconciliation items consistent with the Sale Company’s usual month end processes,

including the cash balances (to the extent relating to the Company) in the following accounts:

(i)	100010 PGK Operating Bank Accounts; and

(ii)	101000 Petty Cash Account,

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Charterparty Contracts means:

(a)	the Time Charter Party Agreement in respect of the vessel known as MT “Ipsilantis” between Avlaka Tanker Corp. and InterOil Shipping Pte Ltd dated 20 February 2009, as amended from time to time;

(b)	the Time Charter Party Agreement in respect of the vessel known as M.T “Gunes K” dated 25 November 2011 between Kaptanoglu Brothers Maritime Ltd. and InterOil Shipping Pte Ltd, as amended from time to time; and

(c)	the agreement between InterOil Shipping Pte Ltd and the Company dated 14 September 2011, in respect of the carriage of product by InterOil Shipping Pte Ltd to the Company when such product is purchased from the Refinery (load port) and loaded into the available cargo space of the InterOil Shipping Pte Ltd chartered vessels (or other vessels as may be arrange from time to time);

Claim includes a claim, notice, demand, action, proceeding, complaint, litigation, investigation, judgment, loss, cost, expense or liability however arising whether present or future and whether made by or on behalf of any person;

Company or IPL means InterOil Products Limited (Company Number 1-2605), details of which are set out in Item 2 of Schedule1;

Completion means completion of the sale and purchase of the Shares contemplated by this document and Complete has a corresponding meaning;

Completion Date means the day that is the fifth Business Day after the relevant party receives notice that the last of the Conditions has been satisfied or waived in accordance with clause 2, or such other date as agreed in writing between the Buyer and the Seller;

Completion Payment means:

(a)	two hundred and forty two million, five hundred thousand United States dollars (US$242,500,000);

(b)	plus the Agreed Cash;

(c)	less the Deposit (including any net interest earned on the Deposit).

Completion Steps means the steps that each party must carry out at Completion which are set out in Schedule 4;

Condition Satisfaction Date means 31 August 2014, or such later date agreed in writing between the Buyer and Seller;

Conditions means the conditions set out in clause 2.1;

Confidential Information means:

(a)	all information of or used by the Company, Seller or the Business, relating to their transactions, operations and affairs;

(b)	all other information treated by the Company or Seller (as the case may be) as confidential;

(c)	all notes, data, reports and other records (whether or not in tangible form) based on, incorporating or derived from information referred to in paragraph (a) or (b); and

(d)	all copies (whether or not in tangible form) of the information, notes, reports and records referred to in paragraphs (a), (b) or (c),

Share Sale and Purchase Agreement |	3

that is not public knowledge (otherwise than as a result of a breach of a confidentiality obligation of a party);

Consequential Loss means special loss or damage, indirect loss or damage or consequential loss or damage, other than loss or damage to the extent that the loss or damage may fairly and reasonably be considered to arise naturally, that is according to the usual course of things, from the relevant breach (and for the avoidance of doubt, Consequential Loss excludes any diminution in value of the Shares);

Constitution means the constitution of the Company;

Control means in relation to an entity (for the purposes of this definition, the Relevant Entity) having the power whether held directly or indirectly and by whatever means (and whether or not enforceable at law) to:

(a)	exercise or control the right to vote attached to more than fifty percent (50%) of the issued shares in the Relevant Entity;

(b)	dispose of or exercise a right of disposal in respect of more than fifty percent (50%) of the issued voting shares in the Relevant Entity;

(c)	appoint more than one half of the number of directors to the board or other governing body of the Relevant Entity; or

(d)	directly or indirectly direct or procure the direction of the management and protocols of the Relevant Entity, whether through the ownership of shares, by contract or otherwise;

Controller means an administrator, receiver, receiver and manager, trustee, provisional liquidator, liquidator, or any other person holding or appointed to a similar office or acting or purporting to act in a similar manner whether under any statute, the order or authority of any court or other Government Agency, an Encumbrance or otherwise;

Current Employer means an InterOil Group Member (other than the Company) that is the employer of a Key Person;

Data Room means the data room established by or on behalf of the Seller and made available to the Buyer, its Representatives and advisers in connection with this document;

Deed of Guarantee, Release and Indemnity means the document of that name to be entered into between the Seller, SPRL, InterOil Corporation, the Buyer and the Guarantor in the form set out in Schedule 10;

Demand means a written notice of, or written demand for, an amount payable;

Deposit means the amount of US$24,545,280;

Disclosure Letter means a letter (together with any attachments to the letter) given, prior to the execution of this document, by the Seller to the Buyer, and acknowledged by the Buyer, disclosing facts, matters and circumstances that are inconsistent with Seller Warranties.

Disclosure Materials means:

(a)	all documents and information that were as at 12.pm (noon) on 19 June 2014 contained in the Data Room;

(b)	all information set out in any document provided (including by way of email) by or on behalf of the InterOil Group, or any of its advisers or Representatives to the Buyer Group or any of its advisers or Representatives in connection with the negotiations for the Sale prior to the date of this document;

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(c)	all written answers given (including by way of email) to written questions submitted by the Buyer, its Representatives or advisers as part of the question and answer process prior to the date of this document; and

(d)	the information set out in the Disclosure Letter,

and in the case of items (a), (b) and (c), to the extent that such documents, emails and information are contained in a DVD or a data storage device initialled by (for the purposes of identification only) and exchanged between the Buyer and the Seller prior to Completion or as soon as reasonably possible thereafter.

Dispute means any dispute arising out of or in connection with a Transaction Document, including any question regarding its existence, validity, interpretation or termination not finally resolved by the procedures set out in clause 15.2;

Downstream Facilities means the working capital facilities (consisting of working capital facilities and PGK and USD bridging facilities) provided under documents entitled:

(a)	‘Facility Agreement’ dated 19 August 2013 between the Company (as borrower) and Bank of South Pacific Limited (as financier); and

(b)	‘Facility Agreement’ dated 19 August 2013 between the Company (as borrower) and Westpac Bank – PNG – Limited (as financier),

as amended and restated from time to time.

Employee Entitlements means the following employee entitlements of a Transferring Key Person calculated as at Completion:

(a)	the accrued but untaken entitlements of the Transferring Key Person to annual leave (however described); and

(b)	the accrued but untaken entitlements of the Transferring Key Person to long service leave (however described);

Employees means the employees of the Company as at Completion;

Encumbrance means:

(a)	an interest or power reserved in or over an interest in any asset including any retention of title by way of security for the payment of a debt, any other monetary obligation or the performance of any other obligation;

(b)	an interest or power created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power by way of security for the payment of a debt, any other monetary obligation or the performance of any other obligation;

(c)	a right, interest or arrangement which has the effect of giving another person a preference, priority or advantage over creditors, including any right of set-off by way of security for the payment of a debt, any other monetary obligation or the performance of any other obligation;

(d)	a right that a person (other than the owner) has to remove something from land (known as a profit à prendre), easement, right of way, restrictive or positive covenant, lease or licence to use or occupy;

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(e)	a third party contractual right or interest (including a royalty); and

(f)	a third party Claim, right or interest or any right arising as a consequence of the enforcement of a judgment,

and includes any agreement to create any of the above and any caveat;

Engaged or Involved includes direct or indirect involvement as a principal, agent, partner, employee, shareholder (other than a shareholding of less than 5% in a company listed on any recognised stock exchange), unitholder, director, trustee, beneficiary, manager, consultant, adviser, officer, contractor, joint venturer or financier;

EPIL means EP InterOil, Ltd (Company Number 69891), a company incorporated in the Cayman Islands;

Fairly Disclosed or Fair Disclosure means disclosed in sufficient detail as to enable a reasonable buyer having access to the Disclosure Material to identify the nature and scope of the relevant matter, event or circumstance;

Finance Lease Arrangements means the finance leases, hire purchase agreements, capital leases, deferred purchase agreements and similar arrangements entered into, or committed to, by the Company at Completion and Finance Lease Arrangement means any one of them;

Forecast Warranties means the warranties contained in paragraphs 19.4 and 19.7 of Schedule 2.

Government means the government of Papua New Guinea including all of its ministries, agencies and instrumentalities;

Government Agency means any government or governmental, administrative, monetary, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity in any part of the world including the Government;

GST means any goods and services tax or any value added tax;

Guarantor means Puma Energy Holdings PTE Limited (Company Number 201311781D), a company incorporated in Singapore;

Hedging Arrangements means the hedging or similar arrangements (including the hedges listed in Schedule 15):

(a)	that the Company has entered into with hedge counterparties and/or any InterOil Group Member (whether written or not); or

(b)	that an InterOil Group Member has entered into with hedge counterparties and which relate to the Business (whether written or not);

Holding Company means in relation to an entity (for the purposes of this definition, the Relevant Entity), an entity which Controls the Relevant Entity;

IFRS means International Financial Reporting Standards;

Immediately Available Funds means cash, bank cheque or telegraphic or other electronic means of transfer of cleared funds into a bank account nominated in advance by the payee;

Import GST Warranty means the Seller Warranty contained in paragraph 18.7 of Schedule 2;

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Incoming Officers means Robert Jones and Kisakiu Posman;

Indebtedness means, in respect of the Company, the aggregate of all debt or other monetary liabilities in respect of any moneys borrowed or otherwise raised in a transaction which has the commercial effect of a borrowing, including by acceptance credit, bill acceptance or bill endorsement facilities (in each case including accrued but unpaid interest, any accrued administration fees and any accrued charges and costs in respect of such indebtedness) of the Company, including (but not limited to) under or in relation to:

(a)	the Hedging Arrangements;

(b)	amounts owing by the Company in respect of any debt to any InterOil Group Member including any accounts payable (by the Company to any InterOil Group Member) arising in the ordinary course of business;

(c)	any Finance Lease Arrangements; and

(d)	any other debt-like items;

IOCPNG means InterOil Corporate PNG Limited (Company Number 1-78038), a company incorporated in Papua New Guinea;

Insolvency Event means the happening of any of the following events:

(a)	an application is made to a court for an order or an order is made appointing a liquidator, provisional liquidator for the Company, the Seller or the Buyer (or proceedings are commenced or a resolution passed or proposed in a notice of meeting for any of those things);

(b)	proceedings are initiated with a view to obtaining an order for the winding up or similar process of the Company, the Seller or Buyer, or an order is made or any effective resolution is passed for the winding up of the Buyer, the Seller or the Company;

(c)	except to reconstruct or amalgamate while solvent on terms approved by the non-defaulting party, the Company, the Seller or the Buyer enters into, or resolves to enter into, a scheme of arrangement, deed of company arrangement or composition with, or assignment for the benefit of, all or any class of its creditors, or it proposes a reorganisation, moratorium or other administration involving any class of its creditors;

(d)	a Controller is appointed to or over or takes possession of all or a substantial part of the assets or undertakings of the Company, the Seller or the Buyer;

(e)	the Company, the Seller or the Buyer is or is deemed or presumed by law or a court to be insolvent;

(f)	the Company, the Seller or the Buyer takes any step to obtain protection or is granted protection from its creditors, under any applicable legislation or an administrator is appointed to the Company, the Seller or the Buyer; and

(g)	anything analogous or having a substantially similar effect to any of the events specified above happens in respect of the Company, the Seller or the Buyer under the law of any applicable jurisdiction;

Intellectual Property Rights means all intellectual property rights, including all registered and unregistered rights in respect of copyright, designs, circuit layouts, trade marks, know-how, confidential information, patents, inventions, discoveries and domain names.

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Interdependent Sale Agreement means the Share Sale and Purchase Agreement between SPRL and the Buyer relating to EPIL and SPI Limited dated the same date as this document;

InterOil Corporation means InterOil Corporation (registered number 32478), a company continuing in the Yukon Territory;

InterOil Group means InterOil Corporation, the Seller and their respective Related Bodies Corporate and InterOil Group Member means any member of the InterOil Group and includes the Company before Completion;

IOL means InterOil Limited (Company Number 1-22826), a company incorporated in Papua New Guinea;

Key Person means each employee of an InterOil Group Member who performs work in connection with the Business (not being an employee of the Company) identified by the Buyer and listed in Schedule 5;

Law means:

(a)	those principles of law or equity established or recognised by decisions of courts;

(b)	statutes, orders, directives, regulations or by-laws of any Government Agency including, for the avoidance of doubt, relating to tax and environmental matters which have the force of law;

(c)	requirements of any Government Agency which have the force of law; and

(d)	guidelines of any Government Agency which have the force of law;

Leakage means:

(a)	any transfer for value including any dividend or distribution declared, paid or made, or interest on borrowings paid by the Company to the Seller or any InterOil Group Member (other than the Company);

(b)	the payment of any amount, or the existence or the incurrence of any amount payable, by the Company to any InterOil Group Member, other than amounts set out in Schedule 14;

(c)	any payments made (including management fees) or any assets transferred by the Company to the Seller or any InterOil Group Member (other than the Company);

(d)	any liabilities (whether actual, contingent, present or future liabilities) assumed, indemnified or incurred by the Company for the benefit of the Seller or any InterOil Group Member (other than the Company), other than:

(i)	pursuant to agreements or arrangements on an arm's length basis in the ordinary and usual course of business; or

(ii)	any guarantee or security provided by the Company under the Upstream Facility, provided it is released or discharged prior to Completion ;

(e)	any payments made by the Company to the Seller or any InterOil Group Member (other than the Company) in respect of any share capital or other securities of the Company being issued, redeemed, purchased or repaid, or any other return of capital;

(f)	the waiver or forgiveness by the Company of any amount owed to the Company by the Seller or any member of the Sellers Group (other than the Company);

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(g)	any agreement by the Company to change the timing or quantum of any payment to or from any InterOil Group Member;

(h)	any costs relating to the sale of the Shares being paid by the Company; and

(i)	any agreement or arrangement by or on behalf of the Company to give effect to any of the matters referred to in (a) to (h) above,

but does not include any Permitted Leakage.

Liabilities means all liabilities (whether actual, contingent or prospective), loss, damages, entitlements, costs, dues and expenses of whatever description;

Licence Deed means the document of that name to be entered into between InterOil Corporation, the Seller, SPRL, the Company, EPIL, IOL and the Buyer in the form set out in Schedule 11;

Locked Box Accounts means the trial balance for the Company as at 31 May 2014 as contained in the Data Room under the folder reference reference 08. Additional Disclosures – 01. SPA references, 140624, May Trial Balance.xlsx .

Locked Box Date means 31 May 2014.

Locked Box Warranties means the Seller Warranties set out in clause 5.4 and paragraph 19 of Schedule 2.

Management Accounts means:

(a)	the unaudited monthly performance reports for the Company, as contained in the Data Room under the folder references:

(i)	02. Retail & Distribution – 01. Financials – 01. Performance Reports – 2011

(ii)	02. Retail & Distribution – 01. Financials – 01. Performance Reports – 2012

(iii)	02. Retail & Distribution – 01. Financials – 01. Performance Reports – 2013

(iv)	02. Retail & Distribution – 01. Financials – 01. Performance Reports – 2014,

but shall not include the information relating to financial ratios set out therein; and

(b)	trial balances for the Company contained in the Data Room under the folder references:

(i)	06. Updates – 03. Combined – 01. Financials – EPI and IPL Monthly B-S and P-L – 2012;

(ii)	06. Updates – 03. Combined – 01. Financials – EPI and IPL Monthly B-S and P-L – 2013;

(iii)	06. Updates – 03. Combined – 01. Financials – EPI and IPL Monthly B-S and P-L – 2014; and

(iv)	06. Updates – 03. Combined – 01. Financials – Historical Financials (Excel) - Trial balances 2011-2013 IPL and EPI consolidated.xlsx; and

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(c)	trial balances contained in the Data Room under the folder references:

(i)	08. Additional Disclosures – 01. SPA references, Trial Balance - EPI IOL IPL SPI Level 5 March 2014; and

(ii)	08. Additional Disclosures – Trial Balance - EPI IOL IPL SPI Level 5 April 2014;

Material Adverse Change means the occurrence of any one or more of the following events:

(a)	the revocation, relinquishment, suspension, material amendment to, or loss of any Material Authorisation held by the Company at the date of this document;

(b)	acts of war or armed hostilities at a national level in Papua New Guinea (which shall not, for the avoidance of doubt, include any localised hostilities or disturbances) or any escalation or worsening of any such acts of war or armed hostilities threatened or underway as at the date of this document; or

(c)	any other event or circumstance that has a materially adverse effect on the Business, which, when aggregated with any event or circumstance that would constitute a material adverse change under the Interdependent Sale Agreement, has an adverse effect of more than US$25,000,000;

Material Authorisation means each Authorisation listed in Schedule 8;

Material Contract means any contract, concession or third party arrangement which is material to the Business, including each material contract listed in Schedule 7;

Notice of Dispute has the meaning given in clause 15.1;

Oil and Gas Act means the Oil and Gas Act 1998 of Papua New Guinea, as amended;

Papua New Guinea means the Independent State of Papua New Guinea;

Permitted Encumbrances means:

(a)	any Encumbrance arising in the ordinary course of business or operations of the Business;

(b)	any Encumbrance created by or arising from a Transaction Document; or

(c)	any Encumbrance arising in connection with Permitted Indebtedness.

Permitted Indebtedness means Indebtedness relating to:

(a)	the Downstream Facilities;

(b)	the Upstream Facility; and

(c)	any Hedging Arrangements which exist at Completion as a consequence of the Buyer not directing the Seller to terminate such Hedging Arrangements in accordance with clause 2.1(b),

in each case, including accrued but unpaid interest, any accrued administration fees and any accrued charges and costs in respect of such indebtedness.

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Permitted Leakage means:

(a)	any payments made by the Company to the Seller or any other InterOil Group Member to repay intercompany balances, to the extent those balances are set out in Schedule 14 (and, for the avoidance of doubt, the aggregate of such payments may not exceed the total of the amounts set out in Schedule 14 shown as being payable by the Company);

(b)	the disposal of the property commonly known as ‘ the Webb Street Apartments’, located at Allotment 26, Section 32 Granville, Port Moresby, National Capital District;

(c)	any fees paid by the Company, or any indebtedness, or liability incurred by the Company (or which is increased) in relation to obtaining the consent of lenders to the Company to the matters contemplated by this document; and

(d)	the novation from the Company (as lessee) to IOCPNG of the lease in respect of Ravalien Haus, POM, Allotment 30 Section 44 Granville;

PPFL means the Petroleum Processing Facility Licence No. 1 dated 14 February 2000 granted to IOL;

Properties means the real property (whether leasehold or freehold) listed in Schedule 6;

Purchase Price means:

(a)	the Completion Payment; and

(b)	plus or minus (as applicable) any other adjustments to the Purchase Price made under this document.

Records means all original and copy records, documents, books, files, reports, accounts, belonging or relating to or used by the Company including certificates of registration, minute books, statutory records and registers, books of account, taxation returns, title deeds and other documents of title, and trading, financial and Tax records;

Refinery means the oil refinery located at Napa Napa, Fairfax Harbour near Port Moresby, Papua New Guinea;

Related Body Corporate means an entity which, in relation to an entity (for the purposes of this definition, the “Relevant Entity”), is:

(c)	a Holding Company of the Relevant Entity;

(d)	a Subsidiary of the Relevant Entity; or

(e)	a Subsidiary of a Holding Company of the Relevant Entity;

Representative means in relation to a person or entity, its directors, officers, employees or agents;

Restraint means the prohibitions and restraints contained in clause 12;

Retiring Officers means Geoffrey David Applegate, Donald Kevin Spector, Can (Jon) Metin Ozturgut and Hulala Samson Tokome;

Returning Employees means:

(a)	Timothy Pokaran;

(b)	Tom Peto;

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(c)	Tom Edmunds Tomoya;

(d)	Aria Gabriel;

(e)	Dianne Luakenu; and

(f)	Hulala Tokome,

and Returning Employee means any one of them;

Sale means the sale and purchase of the Shares pursuant to this document;

Seller Group Executive means each of:

(a)	Michael Hession, Donald Spector, Jon Ozturgut and Geoff Applegate, being the executive officers of InterOil Corporation, each director and officer of the Seller and each director and officer of the Company;

(b)	Andy Dolman (Refinery manager), Richard Pickering (Refinery – finance), Moses Gurra (plant manager), Angela Hartigan (supply and trade manager) and Ramon Culla (HSSE manager);

(c)	Peter Diezmann (general manager), Kerry Symes (operations manager), Simon Robilliard (Finance - Retail & Distribution), Alan Watson (HSE manager) and Neil Thorburn (Retail & Distribution Reporting); and

(d)	Daniel Murnane, Cristian Calderon, Matthew Pieterse and Dinny Kutty (each of InterOil Corporation).

Seller Warranties means the representations and warranties in clauses 5.4 and 10 and in Schedule 2;

Shares means the shares in the capital of the Company specified in Item 1 of Schedule 1;

Senior Executive means any individual who has authority to negotiate the settlement of a Dispute for a party or attend a meeting under clause 2.5;

SPI Limited means S.P.I. Limited (Company Number 1-263000), a company incorporated in Papua New Guinea;

SPRL means South Pacific Refining Limited (Company Number 50266B), a company incorporated in the Commonwealth of the Bahamas;

Stakeholder means ANZ Singapore;

Stakeholder Deed means the deed between the Buyer, the Seller and the Stakeholder to be entered into on the date of this document pursuant to clause 4;

Subsidiary means a body corporate (the “first body”) in respect of which another body corporate either directly or indirectly through one or more interposed entities (each of which would be a “Subsidiary” under this definition) Controls the first body;

Tax includes any tax, duty, excise, levy, impost, assessment, deduction, charge, rate, stamp duty, compulsory loan or withholding levied, imposed, assessed or collected by or under any legislation or Government Agency, including any income, company, undistributed profits, payroll, sales, goods, services, value added, capital gains, withholding, prescribed payments, land, rating, stamp, transaction, social service and workers’ compensation tax, stamp duty, charge, contribution, levy and obligation, together with any associated interest, penalty, fine, charge and fee or other amount, and Taxation has a corresponding meaning;

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Tax Law means any law with respect to or imposing any Tax;

Tax Return means any return relating to Tax including any document which must be lodged with a Government Agency or which a taxpayer must prepare and retain under a Tax Law (such as an activity statement, amended return, schedule or election and any attachment).

Tax Warranties means the Seller Warranties set out in paragraph 18 of Schedule 2 and Tax Warranty has a corresponding meaning.

Third Party means any person or entity (including a Government Agency) other than an InterOil Group Member or a Buyer Group Member;

Title and Capacity Warranties means the Seller Warranties set out in paragraphs 1 and 2 of Schedule 2 and Title and Capacity Warranty has a corresponding meaning.

Transaction Documents means:

(a)	this document;

(b)	the Interdependent Sale Agreement;

(c)	the Deed of Guarantee, Release and Indemnity;

(d)	the Licence Deed;

(e)	the Stakeholder Deed;

(f)	the Transitional Services Agreement; and

(g)	the novation agreements in respect of the Charterparty Contracts,

each a Transaction Document;

Transferring Credit Cards has the meaning given to that term in clause 9.6(a);

Transferring Key Person means a Key Person who accepts the Company’s offer of employment under clause 9.1;

Transitional Services Agreement means the transitional services agreement in the agreed form between IOCPNG, IOL and the Company in relation to certain matters to be made available following Completion by IOCPNG to IOL and the Company; and

Upstream Facility means the US$300 million working capital facility provided under the document entitled ‘US$300,000,000 Amended and Restated Syndicated Facility Agreement’ dated 11 November 2013 and restated on the Effective Date (as defined therein) between, among others, S.P.I. Exploration and Production Corporation. (as borrower) and Credit Suisse AG, Sydney Branch, Australia and New Zealand Banking Group Limited, Bank of South Pacific Limited, BNP Paribas, Commonwealth Bank of Australia, Macquarie Capital Group Limited, UBS AG, Australia Branch, Westpac Bank – PNG – Limited. Societe Generale, Hong Kong Branch and The Bank of Tokyo-Mitsubishi UFG, Ltd., Singapore Branch (as financiers), as amended and restated from time to time.

1.2	Interpretation

In this document, unless the context requires otherwise:

(a)	clause and subclause headings are for reference purposes only;

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(b)	the singular includes the plural and vice versa;

(c)	words denoting any gender include all genders;

(d)	a reference to a person includes any other entity recognised by law and vice versa;

(e)	where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(f)	any reference to a party or parties means a party or parties to this document and includes its successors and permitted assigns;

(g)	any reference to any agreement or document includes that agreement or document as amended at any time;

(h)	the use of the word includes or including is not to be taken as limiting the meaning of the words preceding it;

(i)	the expression at any time includes reference to past, present and future time and performing any action from time to time;

(j)	an agreement, representation or warranty by two or more persons binds them jointly and severally and is for the benefit of them jointly and severally;

(k)	a reference to an item is a reference to an item in the schedule to this document;

(l)	a reference to an exhibit, annexure, attachment or schedule is a reference to the corresponding exhibit, annexure, attachment or schedule in this document;

(m)	a reference to a clause described, prefaced or qualified by the name, heading or caption of a clause, subclause, paragraph, schedule, item, annexure, exhibit or attachment in this document means a cross reference to that clause, subclause, paragraph, schedule, item, annexure, exhibit or attachment;

(n)	when a thing is required to be done or money is required to be paid under this document on a day which is not a Business Day, the thing must be done and the money paid on the immediately preceding Business Day;

(o)	a reference to a statute includes all regulations and amendments to that statute and any statute passed in substitution for that statute or incorporating any of its provisions to the extent that they are incorporated;

(p)	a reference to time is a reference to Singapore time;

(q)	a document in the ‘agreed form’ means a document in the form approved by the Buyer and the Seller and initialled by a Representative of each of them for the purposes of identification;

(r)	A reference to PGK is to the lawful currency from time to time of Papua New Guinea;

(s)	a reference to US$ is to the lawful currency of the United States of America;

(t)	where a total amount is comprised of amounts denominated in both United States Dollars and PNG Kina, those amounts denominated in PNG Kina, where that PNG Kina figure is required to be converted in to United States Dollars for the purposes of this document, that conversion is to occur into United States Dollars at the Agreed Exchange Rate; and

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(u)	a reference to any agency or body, if that agency or body ceases to exist or is reconstituted renamed or replaced or has its powers or functions removed (defunct body), means the agency or body that performs most closely the functions of the defunct body.

1.3	Reasonable endeavours

Any provision of this document which requires a party to use “reasonable endeavours” or “all reasonable endeavours”, or to take all steps reasonably necessary, to procure that something is performed, does not include any obligation:

(a)	to pay any significant sum of money or to provide any significant financial compensation, significant valuable consideration or any other significant incentive to or for the benefit of any person, except:

(i)	for payment of any applicable fee for the lodgement or filing of any relevant application with any Government Agency;

(ii)	for payment of fees to any professional advisers;

(iii)	as required by Law; or

(iv)	as required pursuant to an existing contractual obligation;

(b)	to commence any legal action or proceeding against any person, to procure that that thing is done or happens; or

(c)	to carry out any actions that would be detrimental to such party’s business,

except where that provision expressly specifies otherwise.

1.4	Recovery under indemnities

Where a party (the indemnifying Party) gives an indemnity in favour of another party (the indemnified Party) under any Transaction Document, and the indemnity is given also in favour of, or extends to, other persons in addition to the indemnified party that are not a party to the relevant Transaction Document (the indemnified third parties), it is acknowledged that the indemnity is for the benefit of the indemnified party and the indemnified third parties and each of them with the intention that they are entitled to rely on and enforce the indemnity, and that the benefit of the indemnity is held by the indemnified party on its own behalf and on behalf of each indemnified third party, and the indemnified party may enforce and recover under the indemnity for and on behalf of any indemnified third party.

2.	Conditions

2.1	Conditions

Completion is conditional on:

(a)	(financier consent) the InterOil Group obtaining all necessary consents, approvals, releases and/or discharges from its financiers in connection with the transactions contemplated by this document (without conditions or with conditions that are acceptable to the Buyer and the Seller), in relation to:

(i)	the release of all guarantees and securities granted by the Seller and InterOil Corporation under the Downstream Facilities;

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(ii)	consent to the change of control of the Company and any asset disposal contemplated by this document under the Upstream Facility and the Downstream Facilities, including confirmation of the continued availability of such facilities following Completion; and

(iii)	the release of all guarantees and securities granted by the Company, or the Seller in respect of its equity in the Company, under or in connection with the Upstream Facility;

(iv)	any other guarantees granted by InterOil Corporation in respect of financial products held by the Company, including, without limitation, any credit card facilities;

(b)	(Hedging Arrangements) the Seller procuring that with effect from Completion, upon the Buyer’s election (written notice of which may be given to the Seller by the Buyer not later than 3 Business Days prior to Completion) the Hedging Arrangements are terminated, in each case without giving rise to any liability to the Company;

(c)	(No Material Adverse Change) No Material Adverse Change occurs between the date of this document and Completion;

(d)	(approvals/consents) the Seller obtaining all necessary consents and approvals, in connection with the transactions contemplated by this document (without conditions or with conditions that are acceptable to the Buyer) in relation to the Supply Agreement between the Company and Castrol Australia Pty Ltd dated 15 May 2014;

(e)	(no breach – Buyer Warranty) there being no breach of a Buyer Warranty by the Buyer in the period between the date of this document and Completion (inclusive of those dates);

(f)	(no breach – Seller Warranty) there being:

(i)	no material breach of a Seller Warranty (other than a Title and Capacity Warranty) by the Seller in the period between the date of this document and Completion (inclusive of those dates); and

(ii)	no breach of a Title and Capacity Warranty by the Seller in the period between the date of this document and Completion (inclusive of those dates);

(g)	(Charterparty Contracts) the Charterparty Contracts having been novated to Puma Energy Pacific Shipping Pte Ltd, on terms acceptable to the Buyer; and

(h)	(Aviation sites) Papua New Guinea National Airports Corporation (or its authorised delegate including its Managing Director) providing a written consent and waiver to the change of control of the Company under any applicable state lease to which the Company is a party, on terms acceptable to the Buyer.

2.2	Benefit of Conditions

The Conditions referred to in:

(a)	clause 2.1(e) is for the benefit of the Seller;

(b)	clauses 2.1(b), 2.1(c), 2.1(d), 2.1(f), 2.1(g) and 2.1(h) are for the benefit of the Buyer; and

(c)	clause 2.1(a) is for the benefit of both parties.

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2.3	Waiver of Conditions

(a)	A Condition may only be waived in writing by the party entitled to the benefit of the Condition and will be effective only to the extent set out in that waiver. A Condition may be waived in part.

(b)	If both parties are entitled to the benefit of a Condition, both parties are required in order to waive the Condition. Such waiver must be in writing and will be effective only to the extent set out in that waiver

2.4	Notice

Each party must promptly notify the other in writing if it becomes aware that any Condition has been satisfied or has become incapable of being satisfied.

2.5	Conduct of the parties

(a)	Each party must use all reasonable endeavours within its own capacity and must cooperate with each other and do all things reasonably necessary to satisfy the Conditions before 5.00 pm on the Condition Satisfaction Date.

(b)	In the event that one or more Conditions are not satisfied or waived by 5.00 pm on the Condition Satisfaction Date, the Buyer and Seller must procure (in relation to their respective organisations), within 10 Business Days of the Condition Satisfaction Date, that a Senior Executive from each of InterOil Corporation and the Buyer hold a meeting at a mutually acceptable time and place and undertake discussions in good faith and on a without prejudice basis with a view to determining if the parties are able to proceed to Completion.

2.6	Failure of Condition

If the parties are unable to agree an outcome pursuant to the discussions held under clause 2.5(b), a party which has complied with its obligations under clause 2.5 may terminate this document by giving notice in writing to the other parties if one or more Conditions are not satisfied or waived by 5.00 pm on the Condition Satisfaction Date, or a later date agreed by the Seller and the Buyer.

2.7	Action on termination

If this document is terminated under clause 2.6, then, in addition to any other rights, powers or remedies provided by law:

(a)	each party is released from its obligations under this document except for those obligations which are expressed to continue in force;

(b)	each party retains any rights it has against any other for any breaches occurring before termination;

(c)	each party must at its own cost do all acts and things, including executing of all documents, necessary to reverse all actions taken under this document; and

(d)	the Buyer must return to the Seller all documents and other material in any medium in its possession or control which contain information relating to the Company.

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2.8	Charterparty Contracts

To the extent that the Buyer waives all or part of the Condition set out in clause 2.1(g) and where such waiver relates to the Time Charter Party Agreement in respect of the vessel known as MT “Ipsilantis” and/or the Time Charter Party Agreement in respect of the vessel known as M.T “Gunes K”, the Seller must procure that InterOil Shipping Pte Ltd enters into a sublease with the Buyer (or a member of the Buyer Group) for each relevant vessel on equivalent economic terms as contained in the relevant Time Charter Party Agreement, for such period until the relevant Time Charter Party Agreement is novated to the Buyer (or a member of the Buyer Group) (or, at the Buyer’s election, an equivalent subcontracting arrangement is entered into).

3.	Sale and Purchase

3.1	Sale and purchase

The Seller agrees to sell to the Buyer, and the Buyer agrees to purchase from the Seller, the Shares on the terms set out in this document:

(a)	free from Encumbrances;

(b)	with all rights (including dividend and voting rights) attached or accrued on or after the date of this document; and

(c)	with effect from Completion.

3.2	Interdependency

(a)	The obligations of:

(i)	the parties in respect of Completion; and

(ii)	the parties in the Interdependent Sale Agreement in respect of ‘Completion’, as defined in that agreement,

will be interdependent. Neither the Seller nor the Buyer is obliged to Complete under this document unless the other is ready, willing and able to Complete under the Interdependent Sale Agreement simultaneously on the Completion Date.

(b)	All actions at Completion under this document and ‘Completion’ as defined in the Interdependent Sale Agreement will be deemed to take place simultaneously and no delivery or payment under this document at Completion or under the Interdependent Sale Agreement in respect of ‘Completion’ as defined in that agreement will be deemed to have been made, and Completion under this document will not be taken to have occurred, until all such deliveries and payments under this document and under the Interdependent Sale Agreement have been made.

(c)	If any action which is required to occur at Completion under this document or at ‘Completion’ as defined under the Interdependent Sale Agreement does not occur at Completion then:

(i)	there is no obligation on any party to take any other such actions; and

(ii)	to the extent that any such actions have already occurred, the parties must do everything reasonably required to reverse those actions, including returning any delivery or payment,

in each case without prejudice to any other rights that any party may have in respect the action not having occurred.

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(d)	Termination of this document by the Buyer in accordance with its terms before Completion will entitle the Buyer to terminate the Interdependent Sale Agreement. Termination of this document by the Seller in accordance with its terms before Completion will entitle the Seller to terminate the Interdependent Sale Agreement.

(e)	Termination of the Interdependent Sale Agreement in accordance with its terms by the Buyer before Completion will entitle the Buyer to terminate this document. Termination of the Interdependent Sale Agreement in accordance with its terms by the Seller before Completion will entitle the Seller to terminate this document.

4.	Deposit

4.1	Stakeholder to invest Deposit

On or before the date of this document, the Buyer must pay the Deposit, in Immediately Available Funds, to the Stakeholder, who will hold it as independent stakeholder in accordance with the Stakeholder Deed.

4.2	Completion

At Completion, the Deposit will vest in the Seller without the need for further authority.

4.3	Refund of Deposit

The Deposit and all accrued interest will be refunded to the Buyer if this document is terminated before Completion for any reason, except if clause 4.4 applies.

4.4	Forfeit of Deposit

The Deposit will be forfeited to the Seller if:

(a)	this document is validly terminated by the Seller pursuant to clause 7.3(b); or

(b)	the Interdependent Sale Agreement is validly terminated by the Seller pursuant to clause 7.3(b) of that agreement.

4.5	Stakeholder Deed

On the date of this document, the Seller and Buyer must:

(a)	execute the Stakeholder Deed; and

(b)	procure that the Stakeholder executes the Stakeholder Deed.

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4.6	Deposit directions

The Seller and Buyer must direct the Stakeholder in writing to invest the Deposit (at the risk of the party who becomes entitled to it), as soon as practicable after receiving it, in an interest bearing account at 24 hour call with an Approved Financial Institution.

4.7	Payment of Deposit – Completion

If Completion occurs, the Seller and Buyer must direct the Stakeholder in writing to pay the Deposit and the net interest, after deduction of all proper bank or government charges, fees or taxes, to the Seller in Immediately Available Funds, within one Business Day of Completion.

4.8	Payment of Deposit – termination by the Seller pursuant to clause 7.3(b)

If this document is validly terminated by the Seller in circumstances where clause 4.4 applies, the Buyer authorises the Seller to direct the Stakeholder in writing to pay the Deposit and the net interest, after deduction of all proper bank or government charges, fees or taxes, to the Seller in Immediately Available Funds, within three Business Days of the termination of this document or the Interdependent Sale Agreement (as applicable).

4.9	Payment of Deposit – all other circumstances

If this document is validly terminated by the Buyer in circumstances where clause 4.4 does not apply, the Seller authorises the Buyer to direct the Stakeholder in writing to pay the Deposit and the net interest, after deduction of all proper bank or government charges, fees or taxes, to the Buyer in Immediately Available Funds, within three Business Days of the termination of this document or the Interdependent Sale Agreement (as applicable).

4.10	Stakeholder may rely on directions

The Buyer and the Seller acknowledge that the Stakeholder will be entitled to rely on the terms of any payment direction delivered in accordance with clauses 4.7, 4.8 or 4.9 without making any further enquiry, subject to an order of any court of competent jurisdiction directing the disposal of the Deposit and any accrued interest.

5.	Purchase Price and Locked Box

5.1	Amount

The consideration for the sale of the Shares is the payment by the Buyer of the Purchase Price.

5.2	Payment

The Purchase Price for the Shares must be paid in Immediately Available Funds as follows:

(a)	the Deposit payable under, and subject to, clause 4, on the date of this document; and

(b)	the Completion Payment payable under, and subject to, clause 7, on Completion.

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5.3	Transactions following the Locked Box Date

Prior to Completion the Seller must procure (and provide evidence to the satisfaction of the Buyer) that all amounts owing between an InterOil Group Member (on the one part) and the Company (on the other part) as at Completion (other than accounts payable by an InterOil Group Member to the Company in the ordinary course of business relating to the supply of petroleum products) are repaid in cash in each case with no Cash being paid from the Company to an InterOil Group Member other than amounts that constitute Permitted Leakage.

Without limiting any other remedy available to the Buyer, if any amount owing by a Sale Company to an InterOil Group Member is not repaid pursuant to clause 5.3 (whether listed in Schedule 14 or not), the Buyer will not (and the Seller must procure that the Buyer will not) be required to pay any such amount following Completion.

5.4	No Leakage

(a)	The Seller represents and warrants and undertakes to the Buyer:

(i)	that no Leakage has occurred in the period from and including the Locked Box Date up to and including the date of this document; and

(ii)	that no Leakage will occur in the period from (and excluding) the date of this document up to (and including) Completion.

(b)	In the event of any breach of clause 5.4(a), the Seller must pay (on demand) to the Buyer an amount equal to 100% of the Leakage together with all damages and penalties incurred as a result of such breach and the Seller must reimburse the Buyer for all reasonable costs and expenses (including reasonable professional fees incurred by the Buyer) arising as a result of such breach.

(c)	The Seller undertakes to the Buyer to notify the Buyer in writing as soon as reasonably practicable after becoming aware of any Leakage during the period between the Locked Box Date up to (and including) Completion.

(d)	Nothing in this clause 5.4 prejudices the right of the Buyer to claim damages on any other basis if the warranty and undertaking in clause 5.4(a) is breached provided that the Buyer may not recover from the Seller more than once for any Claim in respect of the same subject matter.

5.5	Indemnity

The Seller indemnifies the Buyer against all Liabilities arising directly or indirectly from or incurred in connection with any untrue, inaccurate or misleading Locked Box Warranty.

6.	Obligations before Completion

6.1	Continuity of Business

Until Completion, the Seller must ensure that the Company:

(a)	carries on the Business in a usual and prudent manner;

(b)	must promptly notify the Buyer of any material Claim or Material Adverse Change which may occur, be threatened, brought, asserted or commenced against it, its officers or directors, involving the Business or Assets; and

(c)	comply with all applicable Laws.

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6.2	Restricted action

Subject to any actions required to be performed or discharged under any Transaction Document, including, without limitation, under clause 2.1 of this document, the Seller must ensure that the Company does not, up to Completion, without the prior written consent of the Buyer:

(a)	enter into, amend, renew, extend or terminate, any Material Contract or otherwise enter into, amend or terminate any commitment, contract or arrangement other than in the ordinary course of its business;

(b)	enter into, amend, renew, extend or terminate any purchase contract, sale contract or derivative arrangement in respect of crude oil or refined product, including in relation to any contract pursuant to which BP is to supply oil to the Company;

(c)	enter into any new hedging, swap, derivative or similar arrangement;

(d)	transfer or acquire any asset, other than raw materials in the ordinary course of its business and in any case, for a consideration of more than US$250,000 (individually) and US$1,000,000 (in aggregate) or receivables under the Downstream Facilities or Upstream Facility;

(e)	dispose of, or create, increase or permit any Encumbrance over, any of the Company’s assets or agree to do so, other than a disposal of stock in trade in the ordinary course of its business or receivables under the Downstream Facilities or Upstream Facility;

(f)	enter into any contracts or arrangements in respect of capital expenditure associated with the assets of the Business requiring the payment of more than 2 million five hundred thousand U.S. dollars (US$2,500,000) in any twelve (12) month period unless otherwise agreed by the Buyer;

(g)	allot or issue, or agree to allot or issue, any shares or any loan capital or any security convertible into share capital;

(h)	reorganise the share capital of the Company by buy-back, reduction or in any other way;

(i)	alter the Constitution;

(j)	alter any rights attaching to the Shares;

(k)	declare, determine or pay any dividend or makes any other distribution of its profits;

(l)	makes any Tax election or settles or compromises any Tax liability, unless that election, settlement or compromise is required by law and is supported by an opinion of counsel, or is in the ordinary course of business and is consistent with past practices;

(m)	make any change in the accounting methods, principles or practices used by it at the Accounts Date;

(n)	cancel or forgive (or enter into any arrangement to cancel or forgive) any indebtedness for money owed to it, or waive any claim or right, where such indebtedness, claim or right is for an amount over US$100,000;

(o)	lease, licence or otherwise dispose of any of its assets, except in the ordinary course of business consistent with past practices and at fair value;

(p)	settle any Claim, other than in respect of accounts receivable or account payable in the ordinary course of business;

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(q)	initiate any litigation or other dispute process where the amount claimed exceeds US$1,000,000 other than in respect of accounts receivable in the ordinary course of business;

(r)	enter into any transaction with any InterOil Group Member, other than as required to effect the matters contemplated under:

(i)	clause 2.1(b); or

(ii)	clause 5.3; or

(s)	enter into any abnormal or unusual transaction which adversely affects the Business.

6.3	Employee retention

The Seller must (and must procure that the Company must):

(a)	up to Completion, use reasonable efforts to persuade all employees to continue employment with the Company, as applicable; and

(b)	not at any time before or after Completion attempt, directly or indirectly, to terminate or prejudice the employment of any employee with the Company (unless that is required by law or is done for good cause).

6.4	Required Notices

Where an agreement or arrangement to which the Company is a party requires notification to be given to a Third Party in respect of the transactions contemplated by this document, the Seller must make, or procure that the Company makes, that notification in the manner and in the time periods contemplated by the relevant agreement or arrangement.

6.5	Hedging Arrangements

The Seller must notify the Buyer of any changes to the Hedging Arrangements set out in Schedule 15 no later than 5 Business Days prior to Completion. The Seller must, promptly following written request from the Buyer, provide the Buyer with an updated Schedule 15.

7.	Completion

7.1	Time and place

Completion will take place on the Completion Date at 12.00 pm at the offices of InterOil Corporation at 111 Somerset Road, #06-05 TripleOne Somerset, Singapore, or at another time and place agreed in writing by the Seller and the Buyer.

7.2	Completion Steps

At or before Completion, the Seller and the Buyer must each carry out the Completion Steps referable to it in accordance with Schedule 4.

7.3	Notice to Complete

(a)	If the Seller or the Buyer (Defaulting Party) fails to satisfy its obligations under clause 7.2 and Schedule 4 on the day and at the place and time those obligations are due then the other party (Notifying Party) may give the Defaulting Party a notice requiring the Defaulting Party to satisfy those obligations within a period of five Business Days (or such other period as may be agreed by the Buyer and Seller) from the date of the notice and time will be deemed to be of the essence in relation to any such notice given under this clause 7.3(a).

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(b)	If the Defaulting Party fails to satisfy those obligations within that five Business Day period, the Notifying Party may, without limitation to any other rights it may have, terminate this document by giving written notice to the Defaulting Party and the Seller and Buyer must each return to the other all documents delivered to it under Schedule 4 and must each repay to the other all payments received by it under Schedule 4.

7.4	Simultaneous actions at Completion

(a)	Regarding Completion:

(i)	the obligations of the parties under this document are interdependent;

(ii)	all actions required to be performed will be taken to have occurred simultaneously on the Completion Date; and

(iii)	the Buyer need not complete the purchase of any of the Shares unless:

(A)	purchase of all the Shares is completed simultaneously; and

(B)	Completion occurs simultaneously with completion of the shares of EPIL and SPI Limited under the Interdependent Sale Agreement.

(b)	If a party fails to comply with its obligations under this clause and the parties do not complete this document, then each party must:

(i)	return all documents delivered to it under Schedule 4;

(ii)	repay all payments received by it under Schedule 4; and

(iii)	do everything reasonably required by any other party to reverse any action taken under this clause and Schedule 4.

7.5	Waiver

The Buyer may, in its sole discretion, waive any or all of the actions that the Seller is required to perform under clause 1 of Schedule 4 and the Seller may, in its sole discretion, waive any or all of the actions that the Buyer is required to perform under clause 2 of Schedule 4.

8.	Post-Completion

8.1	Records

After Completion, the Seller may retain copies of any Records necessary for it to comply with any applicable law (including any applicable Tax Law) and to prepare Tax Returns or other returns required of it by law. The Buyer must make available, and procure that the Company makes available (subject to it being paid all reasonable costs and expenses) all the Records and information that the Seller or its Representatives and advisers may reasonably request for the purposes of complying with any applicable law (including any applicable Tax Law) and to prepare Tax Returns or other returns required of it by law. The Seller must keep, and must procure that its Related Bodies Corporate keep, such copies of the Records and all information relating to such Records confidential other than to the extent required to be disclosed by Law or to a Government Agency. The Seller must promptly notify the Buyer in writing if any such information is required to be disclosed by Law or to a Government Agency, prior to such disclosure being made.

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8.2	Exclusion of directors and officers from liability

From Completion, the Buyer will ensure that the Company does not take any action or proceeding or make any Claim or demand against any of the present or former directors or officers of the Company in respect of any action or omission on the part of such director or officer before Completion, other than any matter arising from the fraud, wilful misconduct, dishonesty or criminal conduct of that director or officer or where liability for the relevant conduct cannot, by Law, be excluded. The Buyer acknowledges that this clause 8.2 is for the benefit of those director and officers, and is held on trust for them by the Seller.

8.3	Insurance

(a)	The Seller undertakes in favour of the Buyer and to each member of the Buyer Group that it will maintain (and must procure that each InterOil Group Member will maintain) in full force and effect all policies of insurance relating to the Company or the Business that existed as at the date of this document (“InterOil Policies”) until 31 August 2014.

(b)	If, after the date of this document and subject to Completion occurring, any InterOil Group Member is, or becomes, entitled to make a claim under any of the InterOil Policies for any material Liability or loss directly relating to the Company, the Shares or the Business in respect of any period prior to Completion, it undertakes in favour of the Buyer and each member of the Buyer Group to (and must, if requested to do so by the Buyer):

(i)	use reasonable endeavours to pursue any such claim; and

(ii)	without deduction or set-off (other than in respect of the costs reasonably incurred by the relevant InterOil Group Member in pursuing such claim, which, for the avoidance of doubt, shall be deducted), pay to the Buyer an amount equal to any amounts received by any InterOil Group Member under any such InterOil Policy.

8.4	Waiver of upstream contractual rights

The Buyer unconditionally and irrevocably waives and must procure that the Company waives, any rights, contractual or otherwise, that the Company or the Buyer has or may have arising out of an agreement executed prior to the Completion Date, either now or in the future, in respect of any:

(a)	Petroleum (as defined in the Oil and Gas Act) produced from any licence area the subject of a licence issued under the Oil and Gas Act (excluding the PPFL), to which any InterOil Group Member or any joint venturer of any InterOil Group Member has any interest; and

(b)	other rights they may have in respect of the upstream oil and gas business and assets of any InterOil Group Member (other than any such assets subject to clause 8.5).

8.5	Misplaced assets of the Business

(a)	Subject to clause 8.5(c), the Seller undertakes to the Buyer that for a period of 12 months from Completion if it or any other InterOil Group Member becomes aware, or the Seller receives written notification from the Buyer, that an asset (including any contract) which had been exclusively or predominantly utilised in the conduct of the Business (as the Business was conducted as at Completion) is held in the name of, and is in the possession of, an InterOil Group Member, the Seller must (or must procure that the relevant InterOil Group Member must):

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(i)	notify the Buyer of such fact (other than where the Buyer has notified the Seller as described above); and

(ii)	upon receiving a request from the Buyer to do so, promptly transfer (for no additional consideration) such asset or contract (subject to procuring any necessary third party consent) to the Buyer or such other Buyer Group Member (as nominated by the Buyer).

(b)	Subject to clause 8.5(c), the Seller must use its reasonable endeavours to obtain any necessary third party consents pursuant to clause 8.5(a).

(c)	Clauses 8.5(a) and 8.5(b) do not apply:

(i)	to any individual assets that are valued at less than US$5,000; or

(ii)	to any assets that are the subject of the Transitional Services Agreement; or

(iii)	where the Seller, acting reasonably, does not agree with the request received from the Buyer pursuant to clause 8.5(a), in which case the provisions of clause 15 will apply.

(d)	The Buyer acknowledges and agrees that this clause 8.5 shall not operate to invalidate, nor shall the Buyer be entitled to seek to invalidate, any transfer or assignment of any asset between the Company and any InterOil Group Member prior to Completion where such transfer or assignment was Fairly Disclosed to the Buyer prior to the date of this document.

8.6	Misplaced assets of the InterOil Group

(a)	Subject to clause 8.6(c), the Buyer undertakes to the Seller that for a period of 12 months from Completion if it or any other Buyer Group Member becomes aware, or the Buyer receives written notification from the Seller, that an asset (including any contract) which had been exclusively or predominantly utilised in the conduct of the business (other than the Business) of a InterOil Group Member (other than the Company) (as that business was conducted as at Completion) is held in the name of, and is in the possession of the Buyer, the Buyer must:

(i)	notify the Seller of such fact (other than where the Seller has notified the Buyer as described above); and

(ii)	upon receiving a request from the Seller to do so, promptly transfer (for no consideration) such asset or contract (subject to procuring any necessary third party consent) to the Seller or such other InterOil Group Member (as nominated by the Seller).

(b)	Subject to clause 8.6(c), the Buyer must use its reasonable endeavours to obtain any necessary third party consents pursuant to clause 8.7(a).

(c)	Clauses 8.6(a) and 8.6(b) do not apply:

(i)	to any individual assets that are valued at less than US$5,000;

(ii)	where the Buyer, acting reasonably, does not agree with the request received from the Seller pursuant to clause 8.6(a), in which case the provisions of clause 15 will apply.

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8.7	Hedging Arrangements

If any Hedging Arrangements that fall within paragraph (b) of the definition of Hedging Arrangements remain in existence at Completion (including as a consequence of the Buyer not directing the Seller to terminate such Hedging Arrangements in accordance with clause 2.1(b)):

(a)	the Buyer may by written notice direct the Seller to procure that one or more of such Hedging Arrangements are closed out;

(b)	the Seller must procure that any amounts received by the relevant InterOil Group Member as a result of closing out the relevant Hedging Arrangement are promptly paid to the Buyer: and

(c)	the Buyer must promptly reimburse the Seller for any amounts or costs incurred by the relevant InterOil Group Member as a direct result of closing out the relevant Hedging Arrangement.

9.	Employees

9.1	Offer of employment to each Key Person

Prior to Completion, the parties must procure that the Company offers each Key Person employment with the Company where such offer must comply with the following:

(a)	the offer must be conditional on:

(i)	Completion occurring;

(ii)	the Company obtaining any necessary work permit in relation to the employment by the Company of any Transferring Key Person who is a non-citizen of Papua New Guinea for the purposes of the Employment of Non-citizens Act 2007 of Papua New Guinea;

(iii)	the Key Person agreeing that his or her written contract of service with his or her Current Employer and his or her Employee Entitlements will transfer to the Company from the Current Employer upon Completion and that neither the InterOil Group nor any InterOil Group Member (including the Current Employer) will have any liability in connection with the Key Person’s employment with the Company, or their Employee Entitlements, following Completion; and

(iv)	the Key Person agreeing to resign from his or her employment with the Current Employer if he or she accepts the offer of employment from the Company and acknowledging that the Seller will procure the agreement of the Current Employer to waive any period of notice of termination required to be given by the Key Person to the Current Employer in connection with such resignation to enable the Key Person to commence employment with the Company from the time identified in clause 9.1(b);

(b)	the employment offered must commence immediately following Completion or, in relation to the employment by the Company of any Transferring Key Person who is a non-citizen of Papua New Guinea for the purposes of the Employment of Non-citizens Act 2007 of Papua New Guinea, as soon as the relevant work permit is granted, whichever is the later;

(c)	the offer must remain open for acceptance until Completion;

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(d)	the employment offered must be in a role of at least the same status, remuneration and responsibility as the Key Person’s current role) and on terms and conditions substantially similar to, and, considered on an overall basis, no less favourable than the terms and conditions of employment of the Key Person with the Current Employer as at Completion; and

(e)	the offer must provide for the transfer of the Employee Entitlements and continuity of service, employment and benefits (such as personal/carers leave, annual leave and long service leave, however described) as if the Transferring Key Person’s employment with the Company started on the date the Transferring Key Person commenced employment with the Current Employer.

9.2	Assistance with offers

(a)	The Seller and Buyer must use reasonable endeavours to ensure that each Key Person accepts the offer of employment with the Company on the terms specified in the Company’s offer.

(b)	To the extent required by the other, the Seller and Buyer must use reasonable endeavours to co-operate in relation to any necessary consultation with any relevant trade union(s) in relation to the transfer of employment and transfer of the written contract of service of any Key Person from the Current Employer to the Company.

(c)	Before Completion, the Seller must procure that the Company notify the Buyer, and the Current Employer of the name of each Key Person who has accepted the Company’s offer of employment and the transfer of his or her written contract of service from the Current Employer to the Company.

(d)	The Seller must procure that the Current Employer unconditionally releases from its service each Transferring Key Person with effect from:

(i)	Completion; or

(ii)	in relation to the employment by the Company of any Transferring Key Person who is a non-citizen of Papua New Guinea for the purposes of the Employment of Non-citizens Act 2007 of Papua New Guinea, as soon as the relevant work permit is granted, whichever is the later;

(e)	The Seller must procure that the Current Employer will waive any obligation of a Transferring Key Person to give the Current Employer notice of the termination of his or her employment by reason of resignation so as to enable the Transferring Key Person to commence employment with the Company at the time contemplated by clause 9.1(b).

9.3	Secondment

From Completion until the date of receipt of the relevant work permit for any Transferring Key Person to whom clause 9.2(d) applies, the Seller must second such Transferring Key Person to the Company on an “at-cost” basis, as further provided for in the Transitional Services Agreement.

9.4	Records

On Completion, and subject to any applicable law (including relating to privacy) the Seller must procure the Current Employer to give the Company copies of all employee records for each Transferring Key Person required to be kept in accordance with applicable Law, including complete and accurate details of each Transferring Key Person’s Employee Entitlements.

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9.5	Company responsible for each Transferring Key Person

From Completion, the Buyer must procure that the Company:

(a)	treats each Transferring Key Person as if the Transferring Key Person had been continuously employed by the Company from the time of commencement of the Transferring Key Person’s employment with the Current Employer; and

(b)	deal with all accrued entitlements of each Transferring Key Person as if each entitlement had been accrued by the Transferring Key Person while in the employment of the Company.

9.6	Corporate credit cards

On and from Completion:

(a)	the Company shall be responsible for the liabilities associated with the corporate credit cards held by any Transferring Key Person or any Employee which are in the name of any InterOil Group Member other than the Company (Transferring Credit Card); and

(b)	the Buyer and the Seller must work together in good faith in order to facilitate the transfer of the credit card facility from the relevant InterOil Group Member to the Company.

9.7	Employee indemnity by the Buyer

The Buyer accepts liability for and indemnifies the Seller, Current Employer and each other InterOil Group Member against, and must pay to the Seller on demand the amount of:

(a)	any Liability arising as a result of a Claim against the Seller, Current Employer or any other InterOil Group Member in relation to the employment, the terms of the employment and/or the cessation of the employment of a Transferring Key Person with the Current Employer or any other InterOil Group Member;

(b)	any Liability that arises in respect of the employment and/or the terms of the employment of all Employees of the Company and Transferring Key Persons, in each case as a result of entering into or Completion of this document; and

(c)	any Liability incurred by any InterOil Group Company following Completion in connection with any Transferring Credit Card,

provided that, for the avoidance of doubt, if any Key Person does not become a Transferring Key Person, the Seller will have responsibility for all liabilities relating to that Key Person, including for any redundancy costs.

9.8	Employee Entitlements

It is acknowledged and agreed that the Purchase Price has been calculated taking into account the Employee Entitlements in respect of Transferring Key Persons and pre-Completion accrued remuneration and superannuation contributions of all employees of the Company and Transferring Key Persons and that no adjustment will be made to the Purchase Price in respect thereof.

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9.9	IOC Shareholder Rights Plan Agreement

The parties acknowledge that the liabilities and obligations for which the Buyer is to be responsible under this clause 8.7 relating to Employees and Key Persons do not include any liability to pay or otherwise compensate an Employee or Key Person for securities issued or to be issued to an Employee or Key Person under the IOC Shareholder Rights Plan Agreement (or similar plan or agreement).

9.10	Returning Employees

(a)	The parties agree that it is their mutual intention that prior to, or if applicable, following, Completion each Returning Employee will be transferred to IOCPNG on the basis that the Company will have no obligations or liabilities in respect of such Returning Employee and the Seller must take all actions within its control to procure such transfers. To facilitate such transfers, the provisions of clauses 9.1 to 9.6 (inclusive) apply in respect of the Returning Employees, with the necessary contextual changes, including as if:

(i)	references to “Key Person” were to “Returning Employee”;

(ii)	references to “the Company” were to “IOCPNG”;

(iii)	references to “Transferring Key Person” were to “Transferring Returning Employee”, where a “Transferring Returning Employee” means a Returning Employee who accepts the Seller’s offer of employment contemplated by this clause 9.10;

(iv)	references to “Current Employer” were to “the Company”;

(v)	references to “Employee Entitlements” were to employee entitlements of Transferring Returning Employees; and

(vi)	references to “InterOil Group” or “InterOil Group Member” were to “Buyer Group”.

(b)	The Seller accepts liability for and indemnifies the Buyer against, and must pay to the Buyer on demand the amount of any Liability arising as a result of a Claim against the Buyer or the Company in relation to the employment, the terms of the employment and/or the cessation of the employment of a Returning Employee.

10.	Seller Warranties

10.1	Warranties

The Seller represents and warrants to the Buyer that each of the Seller Warranties is true, accurate and not misleading at the date of this document and will be true, accurate and not misleading on each day after the date of this document up to and including Completion as if made on and as at each of those dates.

10.2	Independent Warranties

Each of the Seller Warranties is to be construed independently of the others and is not limited by reference to any other Seller Warranty.

10.3	Reliance

The Seller acknowledges that the Buyer has entered into this document in full reliance on the Seller Warranties.

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10.4	Qualifications

(a)	The Seller Warranties (other than the Title and Capacity Warranties, Import GST Warranty, and Locked Box Warranties) are given subject to and are qualified by, and the Seller’s liability under the Seller Warranties (other than the Title and Capacity Warranties, Import GST Warranty and Locked Box Warranties) is reduced in respect of:

(i)	any matter disclosed in this document;

(ii)	any matter Fairly Disclosed in the Disclosure Materials;

(iii)	any information relating to the Company of which any Buyer Executive has actual knowledge before the date of this document, whether as a result of the Buyer’s investigations into the affairs of the Company or otherwise, and for the avoidance of doubt, the Buyer and the Seller agree that the Buyer has no actual knowledge of any matters that may constitute a breach of the Import GST Warranty; and

(b)	The Seller will not be and must not be found to be in breach of a Seller Warranty (other than the Title and Capacity Warranties, Import GST Warranty and the Locked Box Warranties), if the facts, matters or circumstances giving rise to such Claim are Fairly Disclosed under and in accordance with clauses 10.4(a)(i) or 10.4(a)(ii) or deemed to be disclosed under and in accordance with clause 10.4(a)(iii). For the avoidance of doubt, the fact of the absence or omission of a document from the Disclosure Materials does not, in itself, constitute disclosure for the purposes of this document in respect of that absence or omission.

10.5	Awareness

Where a Seller Warranty is given 'to the best of the Seller's knowledge', or 'so far as the Seller is aware' or with a similar qualification as to the Seller's awareness or knowledge, the Seller's awareness is limited to and deemed only to include those facts, matters or circumstances of which a Seller Group Executive has actual knowledge or awareness or would have reasonably been aware as at the date of this document, having made due enquiry.

10.6	Buyer’s acknowledgments

The Buyer acknowledges and agrees with the Seller that:

(a)	it has had the opportunity to conduct due diligence investigations and raise queries with the Seller regarding the Company and the Business;

(b)	the only representations and warranties on which the Buyer has relied in entering into this document are those set out in Schedule 2;

(c)	to the extent permitted by law, all other warranties, representations and undertakings (whether express or implied) and whether oral or in writing or given by the Seller, the Company or their Representatives are expressly excluded; and

(d)	the only person entitled to make a Claim for breach of Warranty under this document is the Buyer, and then only strictly according to and subject to this document.

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10.7	Limitations on Claims

The Seller’s liability for any Claim for a breach of Seller Warranty (other than the Title and Capacity Warranties, Import GST Warranty and Locked Box Warranties) is reduced to the extent that:

(a)	the subject matter of any Claim is specifically and individually provided for in the Accounts and where such provisions are set out in Schedule 13;

(b)	any amount the subject of a Claim is recovered under an insurance policy;

(c)	any payment in respect of a Claim is the subject of any Tax allowance, credit, deduction, exemption, rebate relief or set-off in favour of the Company, the Buyer or any Buyer Group Member;

(d)	it results from any act, omission, arrangement or transaction after Completion by the Buyer or any Buyer Group Member (except to the extent that such act, omission, arrangement or transaction by the Buyer or any Buyer Group Member relates to the rectification or resolution of any non-compliance (or similar) relating to the period prior to Completion);

(e)	anything causing the Claim is capable of remedy and is remedied by the Seller (at Seller’s cost) within 30 Business Days after the Seller received the notice of that Claim under clause 10.12;

(f)	the Claim, or the relevant part of it, is for Consequential Loss; or

(g)	it results from any change (whether applying retrospectively or not) after the date of this document to the Laws or the interpretation of any Laws;

(h)	it results from any change (whether applying retrospectively or not) after the date of this document to any accounting or Taxation policy, basis or practice of the Company introduced or having effect after Completion, except if such change is implemented to comply with Law applying during the period prior to Completion; or

(i)	anything causing the Claim entitles the Company, the Buyer or Buyer Group Member to any credit, recovery or benefit to the extent that credit, recovery or benefit is actually received or realised by the Buyer.

10.8	Minimum amount of Claims

The Seller is not liable for, and the Buyer may not make any Claim in respect of, a breach of a Seller Warranty (other than the Title and Capacity Warranties, Import GST Warranty and the Locked Box Warranties):

(a)	unless the amount of the Claim is more than US$200,000 in respect of a particular matter or in respect of a number of similar or related matters taken together; and

(b)	until the aggregate amount of all Claims made in accordance with this document exceeds US$2,000,000,

but once the amount of the Claims exceed US$2,000,000 in aggregate then the Buyer may claim for all of the loss or Liability suffered.

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10.9	Maximum liability

The maximum aggregate liability of the Seller (including legal costs and expenses incurred defending a Claim from a Third Party) as a result of:

(a)	any Claim relating to a breach of the Title and Capacity Warranties is limited to US$525,589,839;

(b)	any Claim relating to, or in connection with, a breach of the Forecast Warranties is limited to US$2,228,315; and

(c)	all Claims for breach of the Seller Warranties other than Claims relating to a breach of the Title and Capacity Warranties or the Forecast Warranties is limited to US$262,794,920,

provided that the maximum aggregate liability of the Seller for all Claims under this document cannot exceed US$525,589,839.

10.10	Interdependent Sale Agreement

(a)	In determining whether either of the financial thresholds in clause 10.8 have been reached, this determination is to include both:

(i)	Claims by the Buyer against the Seller for breach of Seller Warranties under this document; and

(ii)	Claims by the Buyer against SPRL for breach of warranties given by SPRL under the Interdependent Sale Agreement.

(b)	In determining whether the Seller’s maximum liability in clause 10.9 has been reached, this determination is to include both Claims by the Buyer against the Seller for breach of Seller Warranties under this document and Claims by the Buyer against SPRL for breach of warranties given by SPRL under the Interdependent Sale Agreement, provided that the maximum aggregate liability for the relevant seller under this document and the Interdependent Sale Agreement, when taken together, as a result of:

(i)	any Claim relating to a breach of the Title and Capacity Warranties (as separately defined in each of this document and the Interdependent Sale Agreement) is limited to US$525,589,839;

(ii)	any Claim relating to, or in connection with, a breach of the Forecast Warranties (as separately defined in each of this document and the Interdependent Sale Agreement) is limited to US$2,228,315;

(iii)	all Claims for breach of Seller Warranties other than Claims relating to a breach of the Title and Capacity Warranties or the Forecast Warranties (each as separately defined in each of this document and the Interdependent Sale Agreement) is limited to is US$262,794,920, provided that the maximum aggregate liability of the relevant seller under this document and the Interdependent Sale Agreement, when taken together, cannot exceed US$525,589,839.

10.11	Time limit for Claims

The Seller is not liable for, and the Buyer may not make any Claim in respect of, a breach of a Seller Warranty, unless reasonable details of the Claim (having regard to the details known to the Buyer at the relevant time) have been notified in writing to the Seller within 18 months of Completion, other than in respect of the following Seller Warranties, in which case the following time periods apply:

(a)	in the case of a Title and Capacity Warranty, 5 years from Completion; and

(b)	in the case of a Tax Warranty, 5 years from Completion.

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10.12	Notice of potential Claim and conduct of Claims

(a)	If the Buyer becomes aware of any circumstance which is or may be reasonably likely to give rise to a Claim under this clause 10, including any Claim by a Third Party, it must, as soon as reasonably possible, having made reasonable enquiry and investigation into the matter, notify the Seller in writing setting out:

(i)	the act, matter or thing relied on as giving rise to the Claim;

(ii)	the Seller Warranty the subject of the Claim;

(iii)	to the extent known to the Buyer, a bona fide estimate of the likely amount of the Claim and the basis for that estimate, including any part of a Demand that identifies the liability or amount to which the Claim relates or other evidence of the amount of the Demand to which the Claim relates; and

(iv)	reasonable details of the Claim (having regard to the details known to the Buyer at the relevant time).

(b)	The Buyer will have the right to conduct all matters and/or proceedings which give rise to or may be reasonably likely to give rise to a Claim under this clause 10, including any Claim by a Third Party, and in doing so, will:

(i)	act in good faith and reasonably in all the circumstances;

(ii)	reasonably consult with the Seller;

(iii)	keep the Seller fully informed of all developments in relation to the Claim and provide the Seller with reasonable access to a copy of any notice, correspondence or other document relating to the Claim;

(iv)	use legal representation that is reputable and registered with an internationally recognised professional legal organization;

(v)	consider in good faith any comments, suggestions or requests made by the Seller in connection with any proceedings, settlements, claims or appeals; and

(vi)	not agree any compromise or settlement amount (the “Settlement Amount”) with any person without the prior consent of the Seller, provided that in the event that the Seller does not consent to the Settlement Amount, the Seller shall take sole conduct of the claim(s) (at the Seller’s full cost).

10.13	Mitigation

Without limiting the Buyer’s obligations at Law, the Buyer must take reasonable steps to mitigate the Liabilities incurred by it or, following Completion, the Company in connection with anything that may result (or has resulted) in a Claim for a breach of a Seller Warranty.

10.14	Failure to comply by the Buyer

If the Buyer does not give notice of a circumstance when required under clause 10.12 or does not comply with clauses 10.12(b) or 10.13, then the Seller’s liability is reduced to the extent that any failure by the Buyer increases the Seller’s liability in respect of the relevant Seller’s Warranty.

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10.15	Subsequent recovery by the Buyer

If any payment in respect of a Claim under the Warranties is made to the Buyer by or on behalf of the Seller and after the payment is made, the Buyer or the Company receives a specific monetary payment or credit in respect of the matters to which the Claim relates, then the Buyer:

(a)	must immediately notify the Seller of the payment or credit; and

(b)	pay to the Seller an amount equal to the after-Tax amount received by the Buyer or the Company from the Seller (or an entity on behalf of the Seller) or, if less, the after-Tax amount of the payment or credit received by the Buyer or the Company (as the case may be) in each case, less any costs incurred or paid by the Buyer in recovering such payment or credit (including by way of increased insurance premium).

10.16	Insured claim or loss

The Seller will not be liable for any claim for breach of a Seller Warranty unless the Buyer has first caused the Company to make a claim under any insurance policy held by the Company which may cover that claim, and then only after that claim has been denied in whole or in part by the relevant insurer.

10.17	Gross up by Seller

If the Seller is liable to pay an amount to a person (Recipient) under this document, and:

(a)	that payment is subject to a withholding or deduction under a Tax Law; or

(b)	as a consequence of the receipt of the payment, an amount of assessable income arises to the Recipient (or a member of a Tax group that includes the Recipient) under a Tax Law,

then the payment must be grossed up by such an amount as is necessary to ensure that the net amount retained by the Recipient after any such withholding or deduction or payment of Tax (including after any deduction on account of any payment of Tax by a member of a Tax group that includes the Recipient) equals the amount the Recipient would have retained had the withholding or deduction or Tax not been payable.

10.18	Determination of loss

In determining a loss or Liability suffered by the Buyer for the purposes of this document, including in respect of a Seller Warranty, such loss or Liability is to include the amount of any and all losses and Liabilities suffered by the Company.

10.19	Recovery once

Neither the Buyer nor any Buyer Group Member may recover from the Seller more than once for any Claim in respect of the same subject matter under the Transaction Documents.

10.20	Investigation by Seller

(a)	The Buyer must allow, and must procure that the Company allows the Seller, its Representatives and advisers to investigate the matter or circumstance alleged to give rise to any claim and whether and to what extent any amount is payable in respect of that claim. For that purpose, the Buyer must give, and procure that the Company gives (subject to it being paid all reasonable costs and expenses) all the information and assistance, including access to premises and personnel, and the right to examine and copy any Records as the Seller or its Representatives and advisers may reasonably request.

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(b)	The Seller must keep all that information confidential and may only use it for the purpose of the claim and use its reasonable efforts to minimise disruption to the business.

10.21	Financial and other forecasts

(a)	Subject to clause 10.21(b), the parties acknowledge and agree that the Seller Warranties do not apply to any financial forecasts, projections, opinions of future performance or other statements relating to financial prospects of the Company or the Business that have been provided by the Seller or on behalf of the Seller. No warranty is given or representation made that any such financial forecast, projection or opinion will be met or achieved. Any such information that has been provided to the Buyer was provided for information purposes only and may not be relied on by the Buyer.

(b)	Clause 10.21(a) does not apply in respect of the Forecast Warranties.

10.22	Effect of payment

A payment to the Buyer under this clause 10 is to be treated as a pro rata reduction of the Purchase Price for each Share.

10.23	Survival

The provisions of this clause 10 remain in full force and effect after Completion.

10.24	Fraud

Notwithstanding anything to the contrary in this document, the limitations on the Seller’s liability in this clause 10 do not apply in the case of fraud or wilful misconduct.

11.	Buyer Warranties

11.1	Buyer Warranties

(a)	The Buyer represents and warrants to the Seller that each of the Buyer Warranties is true, accurate and not misleading on the date of this document and the Buyer Warranties will be deemed to be repeated immediately before Completion as if made on and as at each of those dates.

(b)	The Buyer undertakes to notify the Seller in writing fully and promptly of anything of which it becomes aware that renders or may render any of the Buyer Warranties untrue, inaccurate or misleading in any material respect.

(c)	Each of the Buyer Warranties is to be construed independently of the others and is not limited by reference to any other Buyer Warranty.

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12.	Restraint

12.1	Restraint

The Seller undertakes to the Buyer that subject to clause 12.2:

(a)	for 36 months from Completion, it will not (and must procure that its Related Bodies Corporate must not) be Engaged or Involved in any capacity in any business or activity which is the same as or similar to the Business carried on by the Company or any material part of it. This restriction applies in Papua New Guinea; and

(b)	for 12 months from Completion, it will not (and must procure that its Related Bodies Corporate must not):

(i)	solicit the custom of anyone who was a customer of the Company at any time within the 12 months before Completion, where such custom is directly related to the Business carried on by the Company; or

(ii)	entice away or endeavour to entice away from the Company any senior manager of the Company including any person listed in paragraph (b) or (c) of the definition of Seller Group Executive.

12.2	Deletion of restrictions

If any part of the Restraint goes beyond what is reasonable in the circumstances and necessary to protect the goodwill of the Business but would be reasonable and necessary if any activity were deleted or a period or area were reduced, then the Restraint applies with that activity deleted or period or area reduced by the minimum amount necessary to make the Restraint reasonable in the circumstances. The Seller acknowledges that each Restraint is reasonable in the circumstances and necessary to protect the goodwill of the Business.

12.3	Severance

Each part of the Restraint has effect as a separate and severable restriction and is to be enforced accordingly.

12.4	Buyer Restraint

The Buyer undertakes to the Seller that for 12 months from Completion, it will not (and must procure that its Related Bodies Corporate must not) entice away or endeavour to entice away from any InterOil Group Member any senior manager of a InterOil Group Member, provided that this restriction does not apply in respect of Simon Robilliard.

13.	Confidentiality and announcements

13.1	Public announcements

A party may not make any public announcement relating to any Transaction Document, including the fact that the parties have executed the relevant Transaction Document unless the other parties to the Transaction Document have consented to the announcement, including the timing, form and content of that disclosure, or unless the announcement would be permitted under an exemption in clause 13.2(a)(i) or 13.2(a)(ii).

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13.2	Confidentiality

(a)	Each party (recipient) must keep secret and confidential, and must not divulge or disclose any information relating to this document or the terms of the Sale or any other Transaction Document, other than to the extent that:

(i)	the information is in the public domain as at the date of this document (or subsequently becomes in the public domain other than by breach of any obligation of confidentiality binding on the recipient);

(ii)	the recipient is required to disclose the information by applicable law or the rules of any recognised stock exchange on which its shares or the shares of any of its Related Bodies Corporate are listed, provided that the recipient has, to the extent possible, having regard to the required timing of the disclosure, consulted with the other party as to the form and content of the disclosure;

(iii)	the disclosure is made by the recipient to any expert appointed pursuant to this document, in which case the parties must ensure that each such aforementioned person keeps the information secret and confidential and does not divulge or disclose any part of that information to any other person;

(iv)	the disclosure is made by the recipient to its financiers or lawyers, accountants, investment bankers, consultants or other professional advisers to the extent necessary to enable the recipient to properly perform its obligations under this document or to conduct their business generally, in which case the recipient must ensure that each such aforementioned person keeps the information secret and confidential and does not divulge or disclose any part of that information to any other person;

(v)	the disclosure is made to a Related Body Corporate of the disclosing party;

(vi)	the disclosure is required for use in legal proceedings regarding a Transaction document;

(vii)	the disclosure is in connection with obtaining satisfaction of any of the Conditions;

(viii)	the party to whom the information relates has consented in writing before the disclosure; or

(ix)	disclosure is made on a confidential basis to a bona fide potential purchaser or subscriber of shares in the party or its ultimate Holding Company.

(b)	Each recipient must ensure that its Representatives and Related Bodies Corporate comply in all respects with the recipient’s obligations under this clause 13.2.

13.3	Return or destruction

(a)	Subject to clause 13.3(b) but without limitation to clause 13.2 if this document is terminated, each party (a Returning Party) must, in respect of any Confidential Information of another Party (the Other Party), promptly on demand by the Other Party.

(i)	return all original Confidential Information of the Other Party provided by or on behalf of the Other Party;

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(ii)	destroy, or cause to be destroyed all copies of Confidential Information of the Other Party (other than any contained in any computer back up system) in the Returning Party’s possession or in the possession of persons to whom it has been disclosed by the Returning Party;

(iii)	destroy, or cause to be destroyed all copies of Confidential Information of the Other Party that is contained in any computer back up system of the Returning Party or of any person to whom such Confidential Information has been disclosed by the Returning Party in accordance with the regular ongoing records retention process of the Returning Party or such other person, as applicable, provided that such Confidential Information is not used before it is so destroyed.

(b)	Clause 13.3(a) does not apply:

(i)	in respect of any document that contains information in addition to Confidential Information of the Other Party, in which case the Returning Party may destroy, or procure the destruction of, the document or permanently delete, erase or redact, or procure the permanent deletion, erasure or redaction of, the Confidential Information of the Other Party from such document, instead of delivering the document to the other Party under clause 13.3(a);

(ii)	in respect of any document or any information that is in digital or electronic form that the returning Party or any of its Representatives is required under any Law (including as to the duties of directors) or any administrative guideline, directive, request or policy whether or not having the force of Law (including the rules of a recognised stock exchange and applicable Accounting Standards) to retain; or

(iii)	in respect of any document or any information that is in digital or electronic form contained in the files of any professional adviser to the returning Party or any of its Representatives, to the extent that it is reasonably necessary or desirable for such adviser to retain such document or information to support any advice given to the returning Party or any of its Representatives or to comply with any professional or ethical requirements.

13.4	Survival

This clause 13 will continue to apply after and survive the expiration or termination of any Transaction Document, and for a period of three years after all Transaction Documents have been terminated or discharged by performance, other than as expressly provided in any Transaction Document.

14.	GST

14.1	Definitions

In this clause (and any other clause that refers to it and the Tax Warranties):

“GST Amount” means, in relation to a Taxable Supply, the amount of GST payable in respect of that Taxable Supply.

“GST Law” means the Goods and Services Tax Act 2003 (PNG), or, if that Act does not exist, means any law imposing or relating to the imposition or administration of a goods and services tax in Papua New Guinea and any regulation made under that Act.

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“Input Tax Credit” means the amount of a deduction for input tax in the calculation of tax payable under the GST Law.

“Tax Invoice” means a document that contains the particulars specified in section 39(2) of the GST Law.

“Taxable Supply” means a supply in respect of which GST is charged under the GST Law.

14.2	GST to be added to amounts payable

If GST is payable on a Taxable Supply made under, by reference to or in connection with this document, the party providing the consideration for that Taxable Supply must also pay the GST Amount as additional consideration. This clause 14.2 does not apply to the extent that the consideration for the Taxable Supply is expressly stated to be GST inclusive.

14.3	Reimbursement

If a party (the “Payer”) is required to make a payment to another party (the “Payee”) by way of indemnity, reimbursement or adjustment under this document, the amount will:

(a)	include any amount on account of GST which has been paid by the Payee upon any supply made by the Payee in connection with the circumstance giving rise to the operation of the indemnity, reimbursement or adjustment; and

(b)	be reduced by the amount of any Input Tax Credit to which the Payee is entitled in respect of the circumstance giving rise to the operation of the indemnity, reimbursement or adjustment.

14.4	Liability net of GST

Any reference in the calculation of consideration or of any indemnity, reimbursement or similar amount to a cost, expense or other liability incurred by a party, must exclude the amount of any Input Tax Credit entitlement in relation to the relevant cost, expense or other liability.

14.5	Revenue exclusive of GST

Any reference in this document to price, value, sales, revenue, billings or a similar amount (Revenue), is a reference to that Revenue exclusive of GST.

14.6	Cost exclusive of GST

Any reference in this document (other than in the calculation of consideration) to cost, expense or other similar amount (Cost), is a reference to that Cost exclusive of GST.

14.7	Tax invoice

Despite clause 14.2, a party need not make a payment for a Taxable Supply under or in connection with this document until it receives a Tax Invoice for the Taxable Supply to which the payment relates.

14.8	Survive Termination

This clause 14 will continue to apply after termination or discharge of this document

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15.	Dispute resolution

15.1	Notice of Dispute

A party who desires to submit a Dispute for resolution shall commence the Dispute resolution process by providing the other parties to the Dispute written notice of the Dispute (Notice of Dispute). The Notice of Dispute shall identify the parties to the Dispute and contain a brief statement of the nature of the Dispute and the relief requested.

15.2	Negotiation

The parties shall seek to resolve any Dispute by negotiation between Senior Executives. Within thirty (30) days after the date of the receipt of the Notice of Dispute (which notice shall request negotiations among Senior Executives), the Senior Executives representing the parties shall meet at a mutually acceptable time and place to exchange relevant information in an attempt to resolve the Dispute. If a Senior Executive intends to be accompanied at the meeting by a legal representative, the other party’s Senior Executive shall be given written notice of such intention at least three (3) days in advance and may also be accompanied at the meeting by a legal representative. Notwithstanding the above, any party may initiate court proceedings at any time after the earlier of:

(a)	any meeting between the Senior Executives to resolve the Dispute; and

(b)	forty (40) days after the date of receipt of the Notice of Dispute.

15.3	Disputes

Failing any agreement being reached under clause 15.2, any Dispute arising under or in connection with this document shall be resolved in accordance with the laws of the State of New South Wales. In connection with any such Dispute, each party irrevocably, generally and unconditionally submits to the exclusive jurisdiction of courts of the State of New South Wales and to the courts of appeals from those courts, in relation to both itself and its property.

16.	Power of attorney

16.1	Appointment of attorney

The Seller appoints the Buyer to be its attorney from Completion until the Shares are registered in the name of the Buyer.

16.2	Powers of Buyer

From Completion, the Buyer may do in the name of the Seller and on its behalf everything necessary or expedient, in the Buyer’s sole discretion, to:

(a)	transfer the Shares;

(b)	exercise any rights, including rights to appoint a proxy or representative and voting rights, attaching to the Shares;

(c)	receive any dividend or other entitlement paid or credited to the Seller in respect of the Shares; and

(d)	do any other act or thing in respect of the Shares or EPIL.

16.3	Declaration by Seller

The Seller declares that all acts and things done by the Buyer in exercising powers under this power of attorney will be as good and valid as if they had been done by the Seller and agrees to ratify and confirm whatever the Buyer does in exercising powers under this power of attorney.

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16.4	Valuable consideration

The Seller declares that this power of attorney of the Buyer is given for valuable consideration and is irrevocable from the date of this power of attorney until the Shares are registered in the name of the Buyer.

16.5	Express authorisation

The Buyer is expressly authorised to do any act as a result of which a benefit is conferred on it.

17.	General provisions

17.1	Costs

(a)	Each party must pay its own costs in relation to:

(i)	the negotiation, preparation, execution, performance, amendment or registration of, or any consent given or made; and

(ii)	that party performing any action in complying with any liability arising,

under this document, or any agreement or document executed or effected under this document, unless this document provides otherwise.

(b)	The Buyer must pay all fees and such like charges payable to a Government Agency in connection with the transfer, assignment or novation of any Authorisation under this document.

17.2	Stamp Duty

(a)	The Buyer must promptly pay any stamp duty payable concerning the execution, performance and registration of this document, the Transaction Documents and any agreement or document executed or effected under this document.

(b)	The Buyer must pay any fine, interest, penalty or other cost in respect of a failure to pay the stamp duty referred to in clause 17.2(a).

(c)	The Buyer indemnifies the Seller against any breach of the Buyer’s obligations under this clause 17.2.

17.3	Notices

(a)	Any notice or other communication (including any request, Demand, consent or approval) may be served by delivery in person, by post or by fax to the address or number of the recipient specified in the Details section of this document or most recently notified by the recipient to the sender.

(b)	Any notice or communication to or by a party under this document must be in writing and signed by either:

(i)	the sender or, if a corporate party, an authorised officer of the sender; or

(ii)	the party’s solicitor.

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(c)	Any notice or other communication to or by a party to this document is regarded as being given by the sender and received by the addressee:

(i)	if by delivery in person, when delivered to the addressee;

(ii)	if by post, five Business Days from and including the date of postage; or

(iii)	if by facsimile transmission, when a facsimile confirmation receipt is received indicating successful delivery;

but if the delivery or receipt is on a day that is not a Business Day or is after 5.00pm (addressee’s time), it is regarded as received at 9.00am on the following Business Day.

(d)	The addresses for service for notices or communications of the parties are as set out in the Details section of this document.

(e)	A notice or communication given in accordance with this clause 17 can be relied on by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorised by the sender.

(f)	If a party so requests in writing, the other party must also send all notices given under this document to one or more email addresses, provided that failure to do so does not prejudice the validity of notices otherwise given in accordance with this clause 17.3.

(g)	All notices, demands, requests, statements or other communications given under or in connection with this document must be in the English language.

17.4	Governing law and jurisdiction

This document, including any non-contractual obligations arising out of or in connection with this document, is governed by and is to be construed in accordance with the laws of the State of New South Wales. Each party irrevocably, generally and unconditionally submits to the exclusive jurisdiction of courts of the State of New South Wales and to the courts of appeals from those courts, in relation to both itself and its property.

17.5	Amendments

Any amendment to this document has no force or effect, unless effected by a document executed by the parties.

17.6	Assignment

A party must not transfer, assign, charge, encumber or otherwise deal with any rights or obligations under this document without the prior written consent of the other party.

17.7	No merger

The rights and obligations of the parties will not merge on the Completion of any transaction contemplated by this document. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing a transaction.

17.8	Precontractual negotiation

This document:

(a)	expresses and incorporates the entire agreement between the parties concerning its subject matter, and all the terms of that agreement; and

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(b)	supersedes and excludes any prior or collateral negotiation, understanding, communication or agreement by or between the parties concerning that subject matter or any term of that agreement.

17.9	Further assurances

Each party must execute any document and perform any action necessary to give full effect to this document, whether before or after performance of this document, and use reasonable endeavours to cause relevant third parties to do the same.

17.10	Continuing performance

(a)	The provisions of this document do not merge with any action performed or document executed by any party for the purposes of performing this document.

(b)	Any representation in this document survives the execution of any document for the purposes of, and continues after, performance of this document.

(c)	Any indemnity agreed by any party under this document:

(i)	constitutes a liability of that party separate and independent from any other liability of that party under this document or any other agreement; and

(ii)	survives and continues after performance of this document.

17.11	Waivers

(a)	A provision of, or a right, discretion or authority created under this document may not be:

(i)	waived except in writing signed by the party granting the waiver; and

(ii)	varied except in writing signed by the parties.

(b)	A failure or delay in exercise, or partial exercise, of a power, right, authority, discretion or remedy arising from a breach of, or default under this document does not result in a waiver of that right, power, authority, discretion or remedy.

17.12	Remedies

Except as provided in this document and permitted by law, the rights, powers and remedies provided in this document are cumulative with and not exclusive to the rights, powers or remedies provided by law independently of this document.

17.13	Severability

Any provision in this document that is invalid or unenforceable in any jurisdiction is to be read down for the purpose of that jurisdiction, if possible, so as to be valid and enforceable, and otherwise shall be severed to the extent of the invalidity or unenforceability, without affecting the remaining provisions of this document or affecting the validity or enforceability of that provision in any other jurisdiction.

17.14	No Consequential Loss

To the maximum extent permitted by law, no party shall be liable to any other party for Consequential Loss.

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17.15	Counterparts

This document may be executed in any number of counterparts, all of which taken together are deemed to constitute the same document.

17.16	Survival

Clauses 1 (Definitions and Interpretation), 2.7 (Action on termination), 4 (Deposit),10 (Seller Warranties), 11 (Buyer Warranties), 13 (Confidentiality and announcement), 14 (GST), 15 (Dispute resolution) and 17 (General provisions) continue to apply after and will survive termination of this document.

17.17	Default Interest

(a)	If a party fails to pay any amount payable under this document on the due date for payment, that party (the Debtor Party) must pay interest on the amount unpaid at the Agreed Interest Rate except as otherwise provided for in this document.

(b)	The interest payable under clause 17.17(a):

(i)	accrues from day to day (on the basis of a 365 day year) from and including the due date for payment up to (but excluding) the actual date of payment, before and, as an additional and independent obligation, after any judgment or other thing into which the liability to pay the amount becomes merged; and

(ii)	may be capitalised by the person to whom it is payable at monthly intervals.

(c)	The Debtor Party must pay interest accrued under this clause 17.17 on demand and on the last Business Day of each month.

17.18	Third Party Rights

(a)	A person who is not a party will have no rights to enforce any of the terms of this document, except as otherwise provided for in this document.

(b)	The parties may amend or vary this document in accordance with its terms without the consent of any other person.

17.19	Attorneys

Each of the attorneys executing this document states that the attorney has no notice of the revocation of the power of attorney appointing that attorney.

17.20	Contra Proferentem excluded

No term or condition of this document will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this document or that provision.

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Schedule 1 – Details

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Schedule 2 – Seller Warranties

(clause 10)

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Schedule 3 – Buyer Warranties

(clause 11)

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Schedule 4 – Completion Steps

(clause 7.2)

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Schedule 5 – Key Personnel

(clause 9)

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Schedule 6 – Properties

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Schedule 7 – Material Contracts

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Schedule 8 – Material Authorisations

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Schedule 9 - Share Transfer Form

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Schedule 10 – Deed of Guarantee, Release and Indemnity

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Schedule 11 – Licence Deed

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Schedule 12 – Employees

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Schedule 13 – Provisions

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Schedule 14 – Intercompany balances

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Schedule 15 – Hedging Arrangements

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Schedule 16 – Contracts between the Company and InterOil Group

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Schedule 17 – Determination of Agreed Cash

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Signing page

Executed as an agreement.

Signed on behalf of S.P.I. DISTRIBUTION
LIMITED (Company Number 118640B) by its
authorised signatory in the presence of:

/s/ Daniel Murnane	/s/ Geoffrey Applegate
Witness	Authorised signatory

Daniel Murnane	Geoffrey Applegate
Print name	Print name

202 KIM SENG RD, SINGAPORE
Print address

PUMA ENERGY PACIFIC HOLDINGS PTE LTD

SIGNED by PIERRE RENE	)

XAVIER ELADARI	)

under a power of attorney for and on behalf of	)
PUMA ENERGY PACIFIC HOLDINGS PTE
LTD in the presence of:	)

)

/s/ Daniel Murnane	)

Name: Daniel Murnane	)

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